# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Cartel Brewing and Blending
## Income Statement - unaudited
## 12/31/2019

|  | Current Period |
|  | 11/1/2019 - 12/31/2019 |
|---|---|
| **REVENUES** |  |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | - |
|  |  |
| **COST OF GOODS SOLD** |  |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | - |
|  |  |
| **GROSS PROFIT (LOSS)** | - |
|  |  |
| **OPERATING EXPENSES** |  |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | 21.95 |
| Computer and Internet | - |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | - |
| Meals and Entertainment | - |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | - |
| Occupancy | - |
| Rental Payments | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | 21.95 |

**OPERATING PROFIT (LOSS)**                                    (21.95)

**INTEREST (INCOME), EXPENSE & TAXES**

Interest (Income)                                                    -
Interest Expense                                                    -
Income Tax Expense                                                 -
**TOTAL INTEREST (INCOME), EXPENSE & TAXES**          -

**NET INCOME (LOSS)**                            $          (21.95)

# Cartel Brewing and Blending
## Balance Sheet - unaudited
## For the period ended 12/31/2019

| | Current Period |
| --- | --- |
| | **31-Dec-19** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 74,967.92 |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Temporary Investments | - |
| **Total Current Assets** | **74,967.92** |
| | |
| **Fixed Assets:** | |
| Land | |
| Buildings | - |
| Furniture and Equipment | 11,500.00 |
| Computer Equipment | - |
| Vehicles | |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | **11,500.00** |
| | - |
| **Other Assets:** | |
| Trademarks | |
| Patents | |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | - |
| **TOTAL ASSETS** | 86,467.92 |
| | |
| **LIABILITIES** | $ 86,467.92 |
| **Current Liabilities:** | |
| Accounts Payable | |
| Business Credit Cards | |
| Sales Tax Payable | $ - |
| Payroll Liabilities | - |
| Other Liabilities | - |
| Current Portion of Long-Term Debt | - |
| **Total Current Liabilities** | - |

| | |
|---|---|
| **Long-Term Liabilities:** | |
| Notes Payable | |
| Mortgage Payable | |
| Less: Current portion of Long-term debt | - |
| **Total Long-Term Liabilities** | - |
| | - |
| **EQUITY** | - |
| Capital Stock/Partner's Equity | 86,467.92 |
| Opening Retained Earnings | |
| Dividends Paid/Owner's Draw | - |
| Net Income (Loss) | - |
| **Total Equity** | **86,467.92** |
| | - |
| **TOTAL LIABILITIES & EQUITY** | **86,467.92** |
| | |
| Balance Sheet Check | $ - |

I, Adam Chamberland, certify that:

1. The financial statements of Cartel Ventures, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Cartel Ventures, LLC has not been included in this Form as Cartel Ventures, LLC was formed on 11/13/2019 and has not filed a tax return to date.

Signature DocuSigned by: Adam Chamberland 4C543B6E8222471...

Name: Adam Chamberland

Title: Founder & President